Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 5 DATED FEBRUARY 2, 2017

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016, Supplement No. 1 dated May 19, 2016, Supplement No. 2 dated June 17, 2016, Supplement No. 3 dated August 19, 2016 and Supplement No. 4 dated November 16, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update to the “Distribution Policy” sub-section of the “Prospectus Summary” section of our prospectus;

•	updates regarding acquisitions in Asheville, North Carolina and Elk Grove Village, Illinois;

•	an update regarding the potential acquisition in Garden Grove, California;

•	an update regarding an extension of the purchase and sale agreement for the sale of one of our properties in San Antonio, Texas; and

•	an update to our executive officers.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of January 30, 2017, we had received gross offering proceeds of approximately $91.4 million from the sale of approximately 8.6 million Class A shares and approximately $24.1 million from the sale of approximately 2.3 million Class T shares in our initial public offering. As of January 30, 2017, approximately $980 million in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Summary of Distribution Policy

The paragraph under the “Distribution Policy” sub-section of the “Prospectus Summary” section of our prospectus is replaced in its entirety with the following paragraph:

To qualify and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our stockholders of at least 90% of our annual taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles in the United States). We may also make stock distributions in the sole discretion of our board of directors. Our board of directors may authorize distributions in excess of those required for us to maintain our REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level. Distributions will be made on all classes of our common stock at the same time. Distributions paid with respect to Class A shares will be higher than those paid with respect to Class T shares because distributions paid with respect to Class T shares will be reduced by the payment of applicable stockholder servicing fees. We calculate our monthly distributions based upon daily record and distribution declaration dates, so investors may be entitled to distributions immediately upon purchasing our shares. We commenced paying cash distributions in November 2015 and expect to continue to pay cash distributions on a monthly basis to our stockholders. From commencement of paying cash distributions in November 2015 through September 30, 2016, the payment of distributions has been paid from offering proceeds. To the extent we pay distributions in excess of our cash flow from operations, we may continue to pay such excess distributions from the proceeds of this offering or by borrowing funds from third parties. We are not prohibited from undertaking such activities by our charter, bylaws, or investment policies, and we may use an unlimited amount from any source to pay our distributions, and it is likely that we will use offering proceeds to fund a majority of our initial distributions. See the “Description of Shares — Distribution Policy” section of this prospectus for a more complete description of our stockholder distribution policy.

Closing of Property in Asheville, North Carolina

On December 30, 2016, we closed on the acquisition of a vacant industrial building in Asheville, North Carolina (the “Asheville Property”) which we intend to convert into a self storage facility with approximately 650 units and 72,000 net rentable square feet. We anticipate the first phase of the facility will be completed in the first quarter of 2018. The purchase price for the Asheville Property was $3 million, plus closing costs and acquisition fees, which was funded from net proceeds of our public offering. We incurred acquisition fees of approximately $50,000 in connection with the acquisition of the Asheville Property.

Closing of Property in Elk Grove Village, Illinois

On January 13, 2017, we closed on the acquisition of a self storage facility in Elk Grove Village, Illinois (the “Elk Grove Property”). The Elk Grove Property has approximately 760 storage units and 82,000 net rentable square feet. The purchase price for the Elk Grove Property was $10.1 million, plus closing costs and acquisition fees, which was funded from net proceeds of our public offering. We incurred acquisition fees of approximately $175,000 in connection with the acquisition of the Elk Grove Property.

SS Growth Property Management, LLC, a subsidiary of our sponsor, will serve as the property manager of the Elk Grove Property and has entered into a sub-property management agreement with a subsidiary of Extra Space Storage, Inc. who will manage the Elk Grove Property. SS Growth Property Management, LLC will be paid management fees in an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Elk Grove Property and SS Growth Property Management, LLC will, in turn, pay the sub-property manager an amount equal to the greater of $2,500 per month or 6% of the gross monthly revenues collected from the Elk Grove Property, except for the months of January and July each year.

Potential Acquisition of Property in Garden Grove, California

On January 20, 2017, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Garden Grove Purchase Agreement”) for the acquisition of a self storage facility located in Garden Grove, California (the “Garden Grove Property”).

The Garden Grove Property will be a newly converted self storage property that is expected to contain approximately 94,500 net rentable square feet, 900 rental units and 60 RV/Boat Storage spaces. The purchase price for the Garden Grove Property is $18.4 million, plus closing costs and acquisition fees. We expect the acquisition of the Garden Grove Property to close in the first or second quarter of 2017 after construction is complete and the certificate of occupancy has been issued. We expect to fund such acquisition with a combination of net proceeds from our initial public offering and through a drawdown on the existing borrowing capacity of our credit facility with KeyBank, National Association (“KeyBank”).

Pursuant to the Garden Grove Purchase Agreement, we will be obligated to purchase the Garden Grove Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Garden Grove Property generally based upon:

•	our ability to raise sufficient net proceeds from our public offering and drawdown additional funds on the existing borrowing capacity of our credit facility with KeyBank;

•	satisfactory completion of due diligence on the Garden Grove Property and the seller of the Garden Grove Property;

•	the completion of construction of the self storage facility and the issuance of a certificate of occupancy for the Garden Grove Property;

•	approval by our board of directors to purchase the Garden Grove Property;

•	satisfaction of the conditions to the acquisition in accordance with the Garden Grove Purchase Agreement; and

•	no material adverse changes relating to the Garden Grove Property, the seller of the Garden Grove Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Garden Grove property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $300,000 in earnest money on the Garden Grove Property.

Other properties may be identified in the future that we may acquire prior to or instead of the Garden Grove Property. Due to the considerable conditions to the consummation of the acquisition of the Garden Grove Property, we cannot make any assurances that the closing of the Garden Grove Property is probable.

Extension of San Antonio Property Sale Agreement

On August 24, 2016, we executed a purchase and sale agreement (the “San Antonio Property Sale Agreement”) with an unaffiliated third party (the “Buyer”) for the sale of our self storage facility and industrial warehouse/office space included therein located in San Antonio, Texas (the “San Antonio Property”). The sale price for the San Antonio Property is approximately $15.65 million, less closing costs and disposition fees payable to our advisor. The Buyer made a refundable deposit of $250,000 in connection with the execution of the San Antonio Sale Agreement. We originally anticipated the outside closing date of the sale of the San Antonio Property to be during the fourth quarter of 2016. However, on December 22, 2016, we executed an extension of the San Antonio Property Sale Agreement and now anticipate the closing of the sale of the San Antonio Property to occur during the third quarter of 2017.

Changes to our Executive Officers

On January 20, 2017, our board of directors appointed Michael S. McClure to serve as our President. Previously, H. Michael Schwartz served as both our Chief Executive Officer and President. Mr. Schwartz will continue to serve as our Chief Executive Officer and chairman of our board of directors. Mr. McClure was also appointed the President of our sponsor and various other entities affiliated with our sponsor, including but not limited to (a) our advisor, (b) Strategic Storage Trust II, Inc. (“SST II”), a public non-traded REIT engaging in the business of investing in self storage facilities and related self storage real estate investments and sponsored by our sponsor, and (c) Strategic Storage Trust IV, Inc. (“SST IV”), a company whose public offering is still in registration with the Securities and Exchange Commission that intends to engage in the business of investing in self storage facilities and related self storage investments and which is also sponsored by our sponsor.

Mr. McClure’s biographical information in the “Description of Management” section of the Memorandum is hereby replaced with the following:

Michael S. McClure. Mr. McClure is our President, a position he has held since January 2017. From our initial formation in January 2013 until January 2017, Mr. McClure served as our Chief Financial Officer, Treasurer, and Executive Vice President. Mr. McClure is also the President of our advisor and our sponsor. Mr. McClure also serves as the President of SST II and SST IV. From January 2013 until January 2017, Mr. McClure served as Chief Financial Officer of our sponsor, and Chief Financial Officer and Treasurer of SSGT. From January 2008 through October 1, 2015, Mr. McClure served as Chief Financial Officer and Treasurer of SmartStop Self Storage and served as an Executive Vice President of such entity from June 2011 until the merger of SmartStop Self Storage with Extra Space on October 1, 2015. Mr. McClure is currently President of Strategic Storage Holdings, LLC and was Chief Financial Officer and Treasurer from January 2008 until January 2017. Prior to that time, from 2004 to June 2007, Mr. McClure held various positions, including Vice President of Finance, at the North Inland Empire Division of Pulte Homes, Inc. At Pulte Homes, he was responsible for all finance, accounting, human resources and office administration functions. From 2002 to 2004, Mr. McClure was a director in the Audit Business Advisory Services practice for PricewaterhouseCoopers LLP. From 1985 to 2002, Mr. McClure was with Arthur Andersen LLP, holding various positions including partner. In his 20 years of experience in the public accounting field, Mr. McClure had extensive experience in the real estate industry working with REITs, homebuilders and land development companies and worked on numerous registration statements and public offerings. He is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. McClure holds a B.S.B.A. degree from California State University, Fullerton.

On January 20, 2017, our board of directors appointed Michael O. Terjung, age 40, to serve as our Chief Financial Officer and Treasurer. Mr. Terjung was also appointed as the Chief Financial Officer of our advisor and the Chief Financial Officer and Treasurer of Strategic Student Senior and Storage Trust, Inc., an affiliate of our sponsor.

Mr. Terjung’s biographical information below is hereby included in the “Description of Management” section of the Memorandum:

Michael O. Terjung. Mr. Terjung is our Chief Financial Officer and Treasurer, positions he has held since January 2017. He has also served as the Chief Financial Officer and Treasurer of our sponsor and Chief Financial Officer and Treasurer of our advisor since January 2017. Mr. Terjung is responsible for overseeing our budgeting, forecasting and financial management policies, along with directing all SEC and regulatory reporting. Mr. Terjung is also the Chief Financial Officer and Treasurer of Strategic Student Senior and Storage Trust, Inc., an affiliate of our sponsor. Previously, from October 2015 to January 2017, Mr. Terjung served as a Controller of our sponsor and was most recently assigned to our accounting, financial management and SEC and regulatory reporting. He served as a Controller of SmartStop Self Storage from September 2014 until its merger with Extra Space on October 1, 2015 and also previously served as a Controller of Strategic Storage Holdings, LLC assigned to SmartStop Self Storage from September 2009 to September 2014. From July 2004 to September 2009, Mr. Terjung held various positions with NYSE listed Fleetwood Enterprises, Inc., including Corporate Controller responsible for financial reporting and corporate accounting. Mr. Terjung gained public accounting and auditing experience while employed with PricewaterhouseCoopers LLP and Arthur Andersen LLP from September 2000 to July 2004, where he worked on the audits of a variety of both public and private entities, registration statements and public offerings. Mr. Terjung is a Certified Public Accountant, licensed in California, and graduated cum laude with a B.S.B.A. degree from California State University, Fullerton.